UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Synchronoss Technologies, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 par value

(Title of Class of Securities)

87157B103

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,080,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,080,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%*
14	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 90,866,207 shares of common stock, par value $0.0001 (the “Common Stock”), of Synchronoss Technologies, Inc. (the “Issuer”) outstanding as of November 7, 2022, as reported by the Issuer in its Current Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2022. (the “10-Q”).

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,080,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,080,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,080,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%*
14	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on 90,866,207 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported by the Issuer in the 10-Q.

CUSIP No. 87157B103

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 923,602
	8	SHARED VOTING POWER 12,080,499
	9	SOLE DISPOSITIVE POWER 923,602
	10	SHARED DISPOSITIVE POWER 12,080,499

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,004,101
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 90,866,207 shares of Common Stock of the Issuer outstanding as of November 7, 2022, as reported by the Issuer in the 10-Q.

This Amendment No. 3 amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 6, 2021, as amended by Amendment No. 1 filed on October 29, 2021 and Amendment No. 2 filed on March 15, 2022 (as so amended, the “Schedule 13D”), relating to the Common Stock, par value $0.0001 per share (the “Common Stock” or “Shares”), of Synchronoss Technologies Inc., a Delaware corporation (the “Issuer or “Company”). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

ITEM 4. PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D are hereby amended to add the following:

As previously reported, the Reporting Persons acquired the Common Stock, as well as other securities of the Issuer, described in this Schedule 13D for investment purposes, and the Reporting Persons review the performance of the Issuer and their investment in the Issuer on a continuing basis. As a result of that review, on March 10, 2023, BRF (one of the Reporting Persons) made a non-binding proposal to the Board of Directors of the Issuer to acquire the outstanding shares of Common Stock not owned by Issuer or its affiliates at a price per share of $1.15 (the “Proposal”). The offer letter indicates that the Proposal is subject to execution of a definitive transaction agreement and completion of a due diligence review of the Issuer by BRF. A copy of the Reporting Person’s letter to the Board of Directors of the Issuer is attached hereto as Exhibit 3.

The Reporting Persons (and their affiliates) may, directly or indirectly, take such additional steps as they may deem appropriate from time to time in connection with the Proposal, including, without limitation, engaging in discussions with the Board of Directors and other shareholders, entering into confidentiality agreements and other agreements, arrangements and understandings in connection with the proposed transaction, and engaging professional advisors. The Proposal may result in one or more of the matters specified in clauses (a) – (j) of Item 4 of Schedule 13D. There can be no assurances that any discussions among the Reporting Persons (or their affiliates) and the Board or other representatives of the Issuer or any other persons relating to the Proposal will take place or that any transaction will result from the Proposal or any such discussions. The Proposal is non-binding, and the Reporting Persons (or their affiliates) are under no obligation to engage in any discussions or consummate any transaction. The Reporting Persons may determine to change the terms of the Proposal, withdraw the Proposal or otherwise change their intentions with respect to the Issuer, in each case, at any time and without prior notice.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) of the Schedule 13D are hereby amended and restated as follows:

(a) – (b)

1.	As of the date hereof, BRS beneficially owned directly 12,080,499 shares of Common Stock, representing 13.3% of the Issuer’s Common Stock.

2.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

3.	Bryant R. Riley may be deemed to indirectly beneficially own 923,602 shares of Common Stock representing 1.0% of the Issuer’s Common Stock, of which (i) 913,774 shares received upon distribution from a limited partnership are held jointly with his wife, Carleen Riley, (ii) 2,457 shares received upon distribution from a limited partnership are held as sole custodian for the benefit of Abigail Riley, (iii) 2,457 shares received upon distribution from a limited partnership are held as sole custodian for the benefit of Charlie Riley, (iv) 2,457 shares received upon distribution from a limited partnership are held as sole custodian for the benefit of Eloise Riley, and (v) 2,457 shares received upon distribution from a limited partnership are held as sole custodian for the benefit of Susan Riley. Bryant R. Riley may also be deemed to indirectly beneficially own the 12,080,499 shares of Common Stock, representing 13.3% of the Issuer’s Common Stock outstanding held directly by BRS in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS in each case except to the extent of his pecuniary interest therein.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
3*	Proposal Letter from B. Riley Financial, Inc. to the Board of Directors of the Issuer dated March 10, 2023

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2023

B. RILEY FINANCIAL, INC.

/s/ Bryant Riley
Name: Bryant Riley
Title: Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

/s/ Andrew Moore
Name: Andrew Moore
Title: Chief Executive Officer

/s/ Bryant R. Riley
Name: Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt Director	Senior Member of the Legal team at Creative Artists Agency, a leading global entertainment and sports agency	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States